Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-188812

AMERICAN TOWER CORPORATION

Pricing Term Sheet

Offering of 5,250,000 Shares of 5.25% Mandatory Convertible Preferred Stock, Series A

(the “Offering”)

May 6, 2014

This pricing term sheet relates only to the Offering and should be read together with the preliminary prospectus supplement dated May 5, 2014 relating to the Offering (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated May 23, 2013 and the documents incorporated and deemed to be incorporated by reference therein. Certain capitalized terms used in this pricing term sheet that are not defined herein have the respective meanings given to such terms in the Preliminary Prospectus Supplement.

Issuer:	American Tower Corporation

Trade Date:	May 7, 2014

Expected Settlement Date:	May 12, 2014

Title of Securities:	5.25% Mandatory Convertible Preferred Stock, Series A, par value $0.01 per share, of the Company (the “Preferred Stock”).

Size of the Offering:	5,250,000 shares

Underwriters’ Option to Purchase Additional Shares of Preferred Stock:	Up to an additional 750,000 shares that the underwriters for the Offering have the option to purchase.

Public Offering Price:	$100.00 per share

Use of Proceeds	The Company estimates that the net proceeds from the Offering, after deducting the underwriting discounts and commissions and estimated offering expenses, payable by the Company, will be approximately $509.9 million (or approximately $582.9 million if the underwriters exercise in full their option to purchase additional shares of the Preferred Stock). The Company expects to use the net proceeds of the Offering to fund recent acquisitions, including Richland, initially funded by indebtedness incurred under the 2013 Credit Facility. The remainder of the proceeds will be used for general corporate purposes, including to repay other existing indebtedness. Subject to the terms of our credit facilities, amounts outstanding thereunder that are repaid may be reborrowed at a later date. If any of the underwriters holds our debt or is a lender under our credit facilities, they may receive proceeds.

Capitalization	The “as further adjusted” column in the “Capitalization” section of the Preliminary Prospectus Supplement gives effect to the receipt of approximately $509.9, after deducting discounts and commissions payable to the underwriters and estimated expenses payable by us (assuming no exercise of the underwriters’ option to purchase additional shares of Preferred Stock), and the use of $508.0 million of the net proceeds to fund recent acquisitions, including Richland, initially funded by existing indebtedness under our 2013 Credit Facility.

Liquidation Preference:	$100.00 per share

Dividends:

5.25% of the liquidation preference of $100.00 per share of the Preferred Stock per annum (equivalent to $5.25 per annum per share of the Preferred Stock), if declared by the Company’s board of directors (or an authorized committee thereof), payable in cash or, subject to certain limitations, by delivery of shares of our Common Stock or by delivery of any combination of cash and shares of Common Stock, as determined by the Company’s board of directors (or an authorized committee thereof) in its sole discretion. The expected dividend payable on the first dividend payment date is approximately $1.3563 per share of the Preferred Stock and will therefore be more than a regular full quarterly dividend. Each subsequent dividend for a full dividend period is expected to be approximately $1.3125 per share of the Preferred Stock.

If the Company elects to make any such payment of a declared dividend, or any portion thereof, in shares of Common Stock, such shares shall be valued for such purpose at the average VWAP per share of Common Stock (as defined in the Preliminary Prospectus Supplement) over the five consecutive trading day period beginning on and including the seventh scheduled trading day prior to the applicable dividend payment date (the “average price”), multiplied by 97%. In no event will the number of shares of Common Stock delivered in connection with any declared dividend, including any declared dividend payable in connection with a conversion, exceed a number equal to the total dividend payment divided by the floor price (as defined below). To the extent that the amount of the declared dividend exceeds the product of the number of shares of Common Stock delivered in connection with such declared dividend and 97% of the average price, the Company will, if it is legally able to do so, pay such excess amount in cash as described in the Preliminary Prospectus Supplement.

Floor Price:	$30.52, subject to adjustment as described in the Preliminary Prospectus Supplement.

Dividend Record Dates:	The immediately preceding February 1, May 1, August 1 and November 1 to the next dividend payment date.

Dividend Payment Dates:	February 15, May 15, August 15 and November 15 of each year, commencing on August 15, 2014 to, and including, the mandatory conversion date.

Dividend Period:	The period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period will commence on and include the initial issue date of the Preferred Stock and will end on and exclude the August 15, 2014 dividend payment date.

Initial Price:	$87.20, which is the last reported sale price of our Common Stock on the New York Stock Exchange (“NYSE”) on May 6, 2014.

Threshold Appreciation Price:	$109.00, which represents an appreciation of 25% over the initial price.

Mandatory Conversion Date:	May 15, 2017 (the “mandatory conversion date”)

Conversion Rate:	The conversion rate for each share of the Preferred Stock will be not more than 1.1468 shares of our Common Stock (the “maximum conversion rate”) and not less than 0.9174 shares of our Common Stock (the “minimum conversion rate”), depending on the applicable market value of our Common Stock, as described below and subject to certain anti-dilution adjustments. The “applicable market value” of our Common Stock is the average VWAP per share of our Common Stock over the 20 consecutive trading day period beginning on and including the 22nd scheduled trading day immediately preceding the mandatory conversion date. The conversion rate will be calculated as described in the Preliminary Prospectus Supplement and the following table illustrates the conversion rate per share of the Preferred Stock, subject to certain anti-dilution adjustments.

	Applicable Market Value of our Common Stock	Conversion Rate (number of shares of our Common Stock to be received upon conversion of each share of the Preferred Stock)
	Greater than $109.00 (which is the threshold appreciation price)	0.9174 shares (approximately equal to $100.00 divided by the threshold appreciation price).

	Equal to or less than $109.00 but greater than or equal to $87.20	Between 0.9174 and 1.1468 shares, determined by dividing $100.00 by the applicable market value of our Common Stock.

	Less than $87.20 (which is the initial price)	1.1468 shares (approximately equal to $100.00 divided by the initial price).

Conversion at the Option of the Holder:

At any time prior to May 15, 2017, other than during a fundamental change conversion period (as defined below), holders of the Preferred Stock have the right to elect to convert their shares of the Preferred Stock in whole or in part (but in no event less than one share of the Preferred Stock), into shares of our Common Stock at the minimum conversion rate of 0.9174 shares of our Common Stock per share of the Preferred Stock as described in the Preliminary Prospectus Supplement. The minimum conversion rate is subject to certain anti-dilution adjustments.

If, as of the effective date of any such early conversion (the “early conversion date”), we have not declared and paid, or set aside for payment, all or any portion of the accumulated dividends for all dividend periods ending on a dividend payment date prior to such early conversion date, the conversion rate for such early conversion will be adjusted so that holders converting their Preferred Stock at such time receive cash or an additional number of shares of our Common Stock equal to such amount of undeclared, accumulated and unpaid dividends for such prior dividend periods, divided by the greater of the floor price and the average VWAP per share of our Common Stock over the 20 consecutive trading day period commencing on and including the 22nd scheduled trading day immediately preceding the early conversion date (the “early conversion average price”). To the extent that the cash amount of the undeclared, accumulated and unpaid dividends for all dividend periods ending on a dividend payment date prior to the relevant early conversion date exceeds the value of the product of the number of additional shares added to the conversion rate and the early conversion average price, we will not have any obligation to pay the shortfall in cash.

Conversion at the Option of the Holder Upon a Fundamental Change; Fundamental Change Dividend Make-whole Amount:

If a “fundamental change” (as defined in the Preliminary Prospectus Supplement) occurs on or prior to May 15, 2017, holders of the Preferred Stock will have the right to convert their shares of the Preferred Stock, in whole or in part (but in no event less than one share of the Preferred Stock), into Common Stock at the “fundamental change conversion rate” during the period (the “fundamental change conversion period”) beginning on the effective date of such fundamental change and ending on the date that is 20 calendar days after the effective date of such fundamental change (or, if earlier, the mandatory conversion date). The fundamental change conversion rate will be determined based on the effective date of the fundamental change and the price paid or deemed paid per share of our Common Stock in such fundamental change.

Holders who convert their Preferred Stock within the fundamental change conversion period will also receive a “fundamental change dividend make-whole amount,” in cash or in shares of our Common Stock or any combination thereof, equal to the present value (computed using a discount rate of 5.25% per annum) of all remaining dividend payments on their shares of the Preferred Stock (excluding any accumulated dividend amount (as defined in the Preliminary Prospectus Supplement)) from such effective date to, but excluding, the mandatory conversion date. If we elect to pay the fundamental change dividend make-whole amount in shares of our Common Stock in lieu of cash, the number of shares of our Common Stock that we will deliver will equal (x) the fundamental change dividend make whole amount divided by (y) the greater of the floor price and 97% of the price paid, or deemed paid, per share of our Common Stock in the fundamental change.

In addition, to the extent that the accumulated dividend amount exists as of the effective date of the fundamental change, holders who convert their Preferred Stock within the fundamental change conversion period will be entitled to receive such accumulated dividend amount in cash (to the extent we are legally permitted to do so) or shares of our Common Stock or any combination thereof, at our election, upon conversion. If we elect to pay the accumulated dividend amount in shares of our Common Stock in lieu of cash, the number of shares of our Common Stock that we will deliver will equal (x) the accumulated dividend amount divided by (y) the greater of the floor price and 97% of the price paid, or deemed paid, per share of our Common Stock in the fundamental change.

To the extent that the sum of the fundamental change dividend make-whole amount and accumulated dividend amount or any portion thereof paid in shares of our Common Stock exceeds the product of the number of additional shares we deliver in respect thereof and 97% of the price paid or deemed paid, we will, if we are legally able to do so, pay such excess amount in cash.

Fundamental Change Conversion Rate

The fundamental change conversion rate will be determined by reference to the table below and is based on the effective date of the fundamental change (the “fundamental change effective date”) and the price (the “fundamental change share price”) paid or deemed paid per share of our Common Stock in such fundamental change. If the holders of our Common Stock receive only cash in the fundamental change, the fundamental change share price shall be the cash amount paid per share. Otherwise, the fundamental change share price shall be the average VWAP per share of our Common Stock over the 10 consecutive trading day period ending on the trading day preceding the fundamental change effective date.

The fundamental change share prices set forth in the first row of the table (i.e., the column headers) will be adjusted as of any date on which the fixed conversion rates of the Preferred Stock are adjusted. The adjusted share prices will equal the fundamental change share prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the minimum conversion rate immediately prior to the adjustment giving rise to the share price adjustment and the denominator of which is the minimum conversion rate as so adjusted. Each of the fundamental change conversion rates in the table will be subject to adjustment in the same manner as each fixed conversion rate as set forth in the Preliminary Prospectus Supplement.

The following table sets forth the fundamental change conversion rate per share of the Preferred Stock for each fundamental change share price and fundamental change effective date set forth below.

	Share price on effective date
Effective Date	$20.00	$40.00	$60.00	$80.00	$87.20	$95.00	$100.00	$105.00	$109.00	$115.00	$120.00	$130.00

May 12, 2014	0.9174	1.0284	1.0390	0.9977	0.9789	0.9597	0.9487	0.9388	0.9318	0.9228	0.9174	0.9174
May 15, 2015	0.9961	1.0682	1.0774	1.0316	1.0078	0.9825	0.9678	0.9547	0.9455	0.9338	0.9259	0.9174
May 15, 2016	1.0710	1.1074	1.1160	1.0759	1.0452	1.0092	0.9874	0.9682	0.9551	0.9393	0.9295	0.9174
May 15, 2017	1.1468	1.1468	1.1468	1.1468	1.1468	1.0526	1.0000	0.9524	0.9174	0.9174	0.9174	0.9174

The exact fundamental change share price and fundamental change effective date may not be set forth in the table, in which case:

•	if the fundamental change share price is between two fundamental change share price amounts on the table or the fundamental change effective date is between two dates on the table, the fundamental change conversion rate will be determined by straight-line interpolation between the fundamental change conversion rates set forth for the higher and lower fundamental change share price amounts and the two fundamental change effective dates, as applicable, based on a 365-day year;

•	if the fundamental change share price is in excess of $130.00 per share (subject to adjustment as described above), then the fundamental change conversion rate will be the minimum conversion rate, subject to adjustment; and

•	if the fundamental change share price is less than $20.00 per share (subject to adjustment as described above), then the fundamental change conversion rate will be the maximum conversion rate, subject to adjustment.

Listing:	The Company intends to apply to have the Preferred Stock listed on the NYSE under the symbol “AMTPRA,” and expects trading of the Preferred Stock on the NYSE to begin within the 30-day period after the initial delivery of the Preferred Stock.

CUSIP / ISIN:	03027X 308 / US03027X3089

Joint Book-Running Managers:	Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated Barclays Capital Inc. J.P. Morgan Securities LLC

Senior Co-Managers

Citigroup Global Markets Inc.

EA Markets Securities LLC

HSBC Securities (USA) Inc.

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

RBS Securities Inc.

Santander Investment Securities Inc.

TD Securities (USA) LLC

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the bookrunners can arrange to send you the prospectus and related prospectus supplement if you request it by contacting Goldman, Sachs & Co. at Attn: Prospectus Department, 200 West Street, New York, NY 10282, or by telephone at 1-866-471-2526 or email at prospectus-ny@ny.email.gs.com; BofA Merrill Lynch at 866-500-5408; Barclays Capital Inc. at c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at 1-888-603-5847 or email at Barclaysprospectus@broadridge.com; and J.P. Morgan Securities LLC at c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by telephone at 1-866-803-9204.